
02013387

COMMISSION FILE
No. 1-8887


FEB 7 2002
1086

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended December 31, 2001

TransCanada PipeLines Limited
(Translation of Registrant's Name into English)

450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F __________ Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __________ No ___X___

I

The documents listed below in this Section and filed as Exhibits 4.187 and 4.189 to this Form 6-K are hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby are) incorporated into the following registration statements under the Securities Act of 1933 of TransCanada PipeLines Limited.

Form	Registration No.
S-8	33-00958
S-8	333-5916
S-8	333-8470
S-8	333-9130
F-3	33-13564
F-3	333-6132

4.187 Comparative interim unaudited consolidated financial statements of the registrant for the period ended December 31, 2001 (included on pages 9 to 17 of the registrant's Fourth Quarter 2001 Report to Shareholders).

4.189 U.S. GAAP reconciliation information regarding the comparative interim unaudited consolidated financial statements of the registrant contained in the registrant's Fourth Quarter 2001 Report to Shareholders.

II

The documents listed below in this Section and in the Exhibit Index to this Form 6-K are hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby are) incorporated by reference in the Registration Statements on Form F-9 under the Securities Act of 1933 (Reg. No. 333-6748, Reg. No. 333-9610 and Reg. No. 333-12898) of TransCanada PipeLines Limited as additional Exhibits having the reference numbers indicated.

4.187 Comparative interim unaudited consolidated financial statements of the registrant for the period ended December 31, 2001 (included on pages 9 to 17 of the registrant's Fourth Quarter 2001 Report to Shareholders).

4.188 Schedule of interest and asset coverage ratios calculated at December 31, 2001.

4.189 U.S. GAAP reconciliation information regarding comparative interim unaudited consolidated financial statements of the registrant contained in the registrant's Fourth Quarter 2001 Report to Shareholders.

4.190 Comfort letter of KPMG LLP dated February 6, 2002.

III

In addition the following document is furnished in accordance with the requirements of Form 6-K.

1. Press Release dated January 29, 2002.
2. Registrant's Fourth Quarter 2001 Report to Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA PIPELINES LIMITED

By: "Russell K. Girling"
Russell K. Girling
Executive Vice-President, and
Chief Financial Officer

By: "Lee G. Hobbs"
Lee G. Hobbs
Controller

February 7, 2002

EXHIBIT INDEX

		Page
4.187	Comparative interim unaudited consolidated financial statements of the registrant for the period ended December 31, 2001 (included on pages 9 to 17 of the registrant's Fourth Quarter 2001 Report to Shareholders).	
4.188	Schedule of interest and asset coverage ratios calculated at December 31, 2001.	
4.189	U.S. GAAP reconciliation information regarding the comparative interim unaudited consolidated financial statements of the registrant contained in the registrant's Fourth Quarter 2001 Report to Shareholders.	
4.190	Comfort letter of KPMG LLP dated February 6, 2002.	

---

1. Press Release dated January 29, 2002.
2. Registrant's Fourth Quarter 2001 Report to Shareholders.



TransCanada

In business to deliver ™

Media Inquiries: Glenn Herchak/Kurt Kadatz (403) 920-7859
Analyst Inquiries: David Moneta (403) 920-7917

NewsRelease

TransCanada Reports Continued Strong Growth and Raises Dividend

CALGARY, Alberta – January 29, 2002 – (TSE: TRP) (NYSE: TRP)

Year End Highlights:

(All financial figures are in Canadian dollars unless noted otherwise)

- TransCanada PipeLines Limited's net income applicable to common shares from continuing operations (net earnings), before unusual items, for the year ended December 31, 2001 was $670 million or $1.41 per share compared to $592 million or $1.25 per share in 2000, an increase of 13 per cent. There were no unusual items in 2001. In 2000, unusual items included $30 million gains from asset sales from continuing operations and $28 million of positive adjustments related to tax law and income tax rate changes.
- Net earnings before unusual items for the fourth quarter 2001 were $167 million or $0.35 per share compared to fourth quarter 2000 net earnings before unusual items of $176 million or $0.37 per share. In the fourth quarter 2000, unusual items included $15 million of positive adjustments related to tax law and income tax rate changes.
- Net income applicable to common shares for the year ended December 31, 2001 was $603 million or $1.27 per share after reflecting a net loss from discontinued operations of $67 million or $0.14 per share compared to $711 million or $1.50 per share, which included a net gain from discontinued operations of $61 million or $0.13 per share, in 2000.
- Net income applicable to common shares in the fourth quarter 2001 was $187 million or $0.40 per share after reflecting a net gain from discontinued operations of $20 million or $0.05 per share compared to $162 million or $0.34 per share for the fourth quarter 2000 which included a net loss from discontinued operations of $29 million or $0.06 per share.
- Funds generated from continuing operations for the year ended December 31, 2001 were $1.51 billion compared to $1.28 billion for the same period in 2000, an increase of approximately 18 per cent.
- In 2001, TransCanada continued to strengthen its balance sheet through the realization of proceeds of $1.17 billion from the sale of non-core assets under its divestiture plans and realized funds generated from operations of approximately $1.5 billion. The company reduced debt and

redeemed preferred securities by approximately $1.1 billion and invested approximately $1.0 billion in its operations.

- TransCanada's Board of Directors today raised the quarterly dividend for the company's outstanding common shares 11 per cent from $0.225 per share to $0.25 per share for the quarter ended March 31, 2002. This is the 153rd consecutive quarterly dividend on TransCanada's common shares and is payable on April 30, 2002 to shareholders of record at the close of business on March 28, 2002. The Board also declared regular dividends on TransCanada's preferred shares.
- The fourth quarter 2001 acquisition of a 50 per cent interest in the generating capacity of the Sundance B Power Purchase Arrangement (PPA) brought total power plant capacity owned, controlled or under construction by TransCanada to approximately 2,250 megawatts (MW). The Sundance B PPA and the new cogeneration plants at Carseland and Redwater, Alberta will make a positive contribution to income in 2002.
- The closure of agreements with Mirant, and BP Gas & Power in the fourth quarter 2001 completed TransCanada's sale of the majority of its gas marketing business.
- The signing of a Memorandum of Understanding (MOU) with nine other major American and Canadian pipeline companies in November 2001 reinforces TransCanada's commitment to bring Alaska North Slope natural gas to markets in Canada and the lower 48 states.
- Deliveries of natural gas on the Alberta System in 2001 averaged 11.1 billion cubic feet per day (Bcf/d), compared to 12.3 Bcf/d in 2000. Canadian Mainline deliveries of natural gas averaged 6.7 Bcf/d, compared to 7.3 Bcf/d in 2000. The BC System delivered an average of 1.1 Bcf/d of natural gas in 2001, the same as in 2000.

"TransCanada finished 2001 in a strong position," said Hal Kvisle, TransCanada's chief executive officer. "Our earnings have grown and their quality and predictability have improved substantially. Our balance sheet is considerably stronger and we continue to make profitable investments in our core businesses of natural gas transmission and power. Indeed, TransCanada's financial strength and new investments position us for profitable growth in the future."

Commenting on the increase in the quarterly dividend for the company's outstanding common shares, Mr. Kvisle said, "As we have said, if TransCanada demonstrated continued sustainable earnings growth, then the Board of Directors would have the opportunity to consider increases in the dividend. Clearly, we have proven our ability for continued strong growth."

Continued Focus on Key Strategies

"Over the coming year, we will continue to execute our growth strategies," said Mr. Kvisle. "We will leverage the flexibility afforded by our strong balance sheet and discretionary cash flow to invest in our core businesses and acquire assets and businesses consistent with our objective of adding to shareholder value while effectively managing risk."

TransCanada's core strategies are to: establish a new regulatory framework; grow and optimize its extensive pipeline network; sustain the pace of profitable growth in power; focus on operational excellence; and to maintain considerable financial strength.

Fourth Quarter 2001 Accomplishments

Power Growth
TransCanada acquired a 50 per cent interest in the remaining rights and obligations of the 706 MW Sundance B PPA from Enron Canada Power Corp. The $110 million acquisition closed December 28, 2001. TransCanada has marketed the 2002 capacity it acquired through a portfolio of short-term sales contracts.

"Our ability to move quickly on prudent acquisitions like the Sundance B PPA was facilitated by our strong balance sheet and investment discipline," said Mr. Kvisle. "We are poised to pursue additional opportunities in a market where power valuations are reaching more realistic levels."

Also in the fourth quarter, TransCanada's newest cogeneration plants in Alberta – Redwater (40 MW) and Carseland (80 MW) – entered the final phase of plant commissioning and commenced full commercial operation in January 2002.

TransCanada now owns, controls, or is constructing a total of approximately 2,250 MW of power. This represents an increase of approximately 650 MW, or 40 per cent, over the end of 2000.

Pipeline Expansion
In December 2001, the U.S. Federal Energy Regulatory Commission granted a Certificate of Public Necessity and Convenience to the Iroquois Pipeline Operating Company to construct the 230 million cubic feet per day Eastchester Expansion Project into New York City. The Eastchester Expansion will be the first new interstate pipeline built into New York City in about 40 years and will serve power generation and other needs. TransCanada increased its interest in the Iroquois Gas Transmission System in the second quarter of 2001 to 40.96 per cent.

Exit from Gas Marketing
In the fourth quarter, TransCanada closed separate agreements with Mirant and BP Gas & Power for the sale of the majority of TransCanada's natural gas marketing and trading operations. The parties agreed not to disclose the financial terms.

"The sale of our gas marketing business marks the final significant step in transforming TransCanada into a highly focused, North American natural gas transmission and power company," said Mr. Kvisle.

Progress on Northern Development
In November 2001, TransCanada, its jointly owned affiliate, Foothills Pipe Lines Ltd., and the other active partner in the Alaska Natural Gas Transportation System signed an MOU with seven major U.S. companies relating to the Alaska portion of an Alaska Highway pipeline project. All of these companies were involved in developing the Alaska Highway project at an earlier point. "Together, we are developing a proposal and initiating discussions with the Alaska North Slope producers to develop a project that satisfies the needs of both Alaska producers and North American consumers," said Mr. Kvisle.

TransCanada continues to work with Canadian Mackenzie Delta producers to bring Mackenzie Delta natural gas to market through the company's existing Alberta infrastructure. "We remain enthusiastic about the prospects for Mackenzie Delta gas, and we look forward to working with producers and the people of the Northwest Territories to make this attractive Canadian project a reality," said Mr. Kvisle.

Regulatory Developments
In November 2001, the National Energy Board (NEB) approved TransCanada's 2001 and 2002 Canadian Mainline Tolls and Tariff Application. "We are pleased with the NEB's decision because it endorses the Mainline Services and Pricing Settlement," said Mr. Kvisle. "This Settlement was achieved through broad industry negotiations and has significant support from our customers. We will continue in 2002 to actively consult with all our stakeholders to develop a new regulated pipeline business model."

TransCanada's current Canadian Mainline interim toll of $1.13 per gigajoule (Eastern Zone) will remain in place until a decision is made in the NEB's hearing on the company's Fair Return Application, scheduled to commence February 19, 2002. This hearing is to determine an appropriate cost of capital for TransCanada for its Canadian Mainline in 2001 and 2002. The company is seeking approval of an after-tax weighted average cost of capital of 7.5 per cent. This compares to 5.84 per cent earned by the Canadian Mainline today. "TransCanada is committed to ensuring all of its business segments provide competitive returns," said Mr. Kvisle.

In conclusion, Mr. Kvisle said, "We are pleased with the progress TransCanada achieved in 2001 and look forward to accomplishing even more in 2002."

Conference Call

TransCanada will hold a teleconference call January 29, 2002 at 1:00 p.m. (Mountain) / 3:00 p.m. (Eastern) to discuss the year-end 2001 financial results, general developments and issues concerning the company. Analysts, members of the media and other interested parties wanting to participate in the call should dial 1-800-478-9326 or 416-695-5801 (Toronto area) at least 10 minutes prior to the start of the call. No pass code is required. A replay of the teleconference will be available two hours after the conclusion of the call until midnight, February 5, 2002 by dialing 1-800-408-3053 or 416-695-5800 (Toronto area) and entering passcode 1011446. The conference will begin with a brief address by members of TransCanada's executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow. A live audio web cast of the teleconference will also be available on TransCanada's web site (www.transcanada.com). The web cast will be archived and available for replay.

About TransCanada

TransCanada is a leading North American energy company. It is focused on natural gas transmission and power services with employees who are expert in these businesses. The company's network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing a total of approximately 2,250 megawatts of power -- an amount of power that can meet the needs of more than two million average households. The company's common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the internet at www.transcanada.com for more information.

Fourth Quarter 2001 Financial Highlights

Operating Results (millions of dollars)	Three months ended December 31 (unaudited) 2001	2000	Year ended December 31 (unaudited) 2001	2000
Revenues	**1,277**	1,094	**5,249**	4,421
Net Income Applicable to Common Shares				
Continuing operations before unusual items	**167**	176	**670**	592
Net income applicable to common shares	**187**	162	**603**	711
Cash Flow				
Funds generated from continuing operations	**251**	430	**1,514**	1,283
Capital expenditures in continuing operations			**440**	518

Common Share Statistics	Three months ended December 31 (unaudited) 2001	2000	Year ended December 31 (unaudited) 2001	2000
Net Income Per Share - Basic and Diluted				
Continuing operations before unusual items	**$0.35**	$0.37	**$1.41**	$1.25
Net income applicable to common shares	**$0.40**	$0.34	**$1.27**	$1.50
Dividend Per Share	**$0.225**	$0.20	**$0.90**	$0.80
Funds Generated Per Share from Continuing Operations	**$0.52**	$0.90	**$3.18**	$2.70
Common Shares Outstanding (millions)				
Average for the period	**476.5**	474.8	**475.8**	474.6
End of period	**476.6**	474.9	**476.6**	474.9



TransCanada

In business to deliver ™

FOURTH QUARTER 2001

Quarterly Report to Shareholders

Consolidated Results-at-a-Glance

	Three months ended December 31 (unaudited)		Year ended December 31 (unaudited)	
(millions of dollars except per share amounts)	**2001**	2000	**2001**	2000
Net Income/(Loss) Applicable to Common Shares				
Continuing operations before the undernoted	**167**	176	**670**	592
Asset sales from continuing operations	-	-	-	30
Tax law and income tax rate changes	-	15	-	28
Continuing operations	167	191	670	650
Discontinued operations	20	(29)	(67)	61
	187	162	**603**	711
Net Income/(Loss) Per Share - Basic and Diluted				
Continuing operations before the undernoted	**$0.35**	$0.37	**$1.41**	$1.25
Asset sales from continuing operations	-	-	-	0.06
Tax law and income tax rate changes	-	0.03	-	0.06
Continuing operations	$0.35	$0.40	$1.41	$1.37
Discontinued operations	0.05	(0.06)	(0.14)	0.13
	$0.40	$0.34	$1.27	$1.50

Management's Discussion and Analysis of Results of Operations and Financial Condition

On January 29, 2002, TransCanada's Board of Directors raised the quarterly dividend on the company's outstanding common shares 11 per cent from $0.225 per share to $0.25 per share for the quarter ended March 31, 2002.

The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements of TransCanada PipeLines Limited (TransCanada or the company) and the notes thereto.

Results of Operations

Consolidated

TransCanada PipeLines Limited's net income applicable to common shares from continuing operations (net earnings), before unusual items, for the year ended December 31, 2001 was $670 million or $1.41 per share compared to $592 million or $1.25 per share in 2000. The increase of $78 million or $0.16 per share in 2001 compared to 2000 is primarily due to higher earnings from the Power business, as well as reduced financial and preferred equity charges due to lower net debt balances and preferred share redemptions. Lower earnings from the Transmission business partially offset the improved results from the other two segments. Higher revenues and operating expenses in the Power segment reflect higher power prices, the addition of new facilities, and increased commercial activity in 2001 when compared to 2000.

Net income applicable to common shares for the year ended December 31, 2001 was $603 million or $1.27 per share after reflecting a net loss from discontinued operations of $67 million or $0.14 per share compared to $711 million or $1.50 per share, which included a net gain from discontinued operations of $61 million or $0.13 per share, in 2000. The 2000 net earnings include gains on the sale of assets amounting to $30 million, after tax, or $0.06 per share, and tax recoveries of $28 million or $0.06 per share, reflecting the impact of tax law and income tax rate changes in the February 2000 and October 2000 Federal budgets.

Net earnings before unusual items for the fourth quarter 2001 were $167 million or $0.35 per share compared to fourth quarter 2000 net earnings before unusual items of $176 million or $0.37 per share.

Net income applicable to common shares for the fourth quarter 2001 was $187 million or $0.40 per share. These results include a positive $20 million or $0.05 per share after-tax adjustment to the provision for loss on discontinued operations originally recorded in 1999 relating to TransCanada's December 1999 divestiture plan (December Plan).

TransCanada's results in 2001 reflect the plan approved by the Board of Directors to dispose of the Gas Marketing business which is included in discontinued operations. All prior period comparative results have been restated to reflect Gas Marketing as discontinued operations. The disposition of the Gas Marketing business was substantially completed in 2001.

Segment Results-at-a-Glance

	Three months ended December 31 (unaudited)		Year ended December 31 (unaudited)	
(millions of dollars)	**2001**	2000	**2001**	2000
Transmission	**153**	154	**585**	623
Power	**36**	39	**157**	105
Corporate	**(22)**	(2)	**(72)**	(78)
Continuing operations	**167**	191	**670**	650
Discontinued operations	**20**	(29)	**(67)**	61
Net Income Applicable to Common Shares	**187**	162	**603**	711

Transmission

The Transmission business generated net earnings of $153 million and $585 million for the three months and year ended December 31, 2001, respectively.

Transmission Results-at-a-Glance

(millions of dollars)	Three months ended December 31 (unaudited) 2001	2000	Year ended December 31 (unaudited) 2001	2000
Wholly-Owned Pipelines				
Alberta System	**59**	57	**204**	219
Canadian Mainline	**70**	70	**274**	281
BC System	**1**	1	**5**	6
	130	128	**483**	506
North American Pipeline Ventures				
Great Lakes	**15**	12	**56**	52
TC PipeLines, LP	**4**	3	**15**	11
Iroquois	**4**	3	**16**	13
Portland	**-**	-	**(1)**	(2)
Tuscarora				
-earnings	**-**	-	**-**	2
-gain on sale	**-**	-	**-**	7
Foothills	**5**	7	**20**	22
Trans Québec & Maritimes	**2**	2	**8**	8
Northern Development	**(3)**	(1)	**(9)**	(3)
Other	**(4)**	-	**(3)**	7
	23	26	**102**	117
Net earnings	**153**	154	**585**	623

Wholly-Owned Pipelines

Net earnings from the Alberta System in the fourth quarter 2001 increased by $2 million compared to the same quarter in 2000 mainly as a result of higher incentive earnings from operating cost efficiencies. Net earnings for the year ended December 31, 2001 decreased by $15 million compared to 2000. The decrease in net earnings was primarily due to the expiry at the end of 2000 of the Cost-efficiency Incentive Settlement (CEIS), which included a fixed rate of return on common equity on a significant portion of the investment base. Net earnings in 2001 reflect results of the approved 2001 and 2002 Alberta System Rate Settlement which is based on a fixed revenue requirement with a lower notional rate of return than the CEIS.

The Canadian Mainline's net earnings in the fourth quarter 2001 were consistent with the same quarter in 2000 at $70 million. Net earnings have decreased $7 million for the year ended December 31, 2001 when compared to 2000 due mainly to a decline in the rate of return on common equity from 9.90 per cent in 2000 to 9.61 per cent in 2001 and a lower average investment base. The lower return was partially offset by the impact of incentive earnings realized in 2001. Net earnings in 2001 reflect the 2001 and 2002 Tolls and Tariff Application and interim tolls approved by the National Energy Board (NEB) in the fourth quarter 2001. The NEB is scheduled to commence hearing proceedings on February 19, 2002 to consider TransCanada's Fair Return Application concerning cost of capital to be included in the Canadian Mainline tolls for 2001 and 2002.

Operating Statistics

Year ended December 31 (unaudited)	Alberta System		Canadian Mainline		BC System	
	2001	2000	**2001**	2000	**2001**	2000
Average investment base ($ millions)	**5,183**	5,272	**9,176**	9,443	**204**	211
Delivery volumes (Bcf)						
Total	**4,059**	4,490	**2,450**	2,675	**395**	408
Average per day	**11.1**	12.3	**6.7**	7.3	**1.1**	1.1

North American Pipeline Ventures

TransCanada's proportionate share of net earnings from its other Transmission businesses was $23 million and $26 million for the three months ended December 31, 2001 and 2000 respectively. Net earnings in 2000 of $117 million include a $7 million after-tax gain on the sale of a 49 per cent interest in Tuscarora Gas Transmission Company to TC PipeLines, LP. Excluding this gain on asset sale in 2000, net earnings for the year ended December 31, 2001 decreased $8 million when compared to the prior year. The decreased net earnings in both the three and twelve months ended December 31, 2001 compared to the same periods in the prior year are primarily due to increased project costs related to TransCanada's northern development activities in 2001.

Power

Power Results-at-a-Glance

(millions of dollars)	Three months ended December 31 (unaudited)		Year ended December 31 (unaudited)	
	2001	2000	**2001**	2000
Power LP investment	**10**	10	**39**	33
Northeastern U.S. operations	**55**	29	**159**	68
Western operations	**19**	37	**132**	71
General, administrative and support costs	**(18)**	(7)	**(49)**	(21)
Operating and other income	**66**	69	**281**	151
Financial charges	**(9)**	(4)	**(24)**	(15)
Income taxes	**(21)**	(26)	**(100)**	(54)
	36	39	**157**	82
After-tax gain on sale of Hermiston Power Partnership	**-**	-	**-**	23
Net earnings	**36**	39	**157**	105

The Power business contributed net earnings of $36 million for the quarter ended December 31, 2001, a decrease of $3 million over the fourth quarter of 2000. Net earnings for the year ended December 31, 2001, excluding the $23 million after-tax gain on sale of TransCanada's interest in the Hermiston Power Partnership in the first quarter of 2000, are $75 million higher when compared to 2000.

Operating and other income from the investment in TransCanada Power, L.P. (Power LP) for the year ended December 31, 2001 of $39 million increased by $6 million over the same period in 2000, mainly as a result of the transfer of the Calstock power plant to Power LP in October 2000 which increased TransCanada's ownership from 32.7 per cent to 41.6 per cent. In October 2001, the Power LP issued additional partnership units thereby decreasing TransCanada's ownership to 35.6 per cent.

The increase in operating and other income from the Northeastern U.S. operations of $91 million in 2001 is primarily attributable to increased marketing income reflecting higher volumes and the ability to capitalize on market opportunities, an increased ownership to 100 per cent in Ocean State Power effective October 2000 and the acquisition of Curtis Palmer Hydroelectric Company, L.P. in July 2001.

Operating and other income from Western operations of $132 million for the year ended December 31, 2001 increased significantly when compared to 2000. This increase is mainly attributable to income from the power purchase arrangement (PPA) related to the Sundance A Plant acquired in 2000 and commencing January 1, 2001. Net earnings for the fourth quarter 2001 decreased compared to the same period in 2000 due to lower marketing and trading income partially offset by income from the Sundance A PPA.

Corporate

Net expenses were $22 million and $2 million for the three months ended December 31, 2001 and 2000 respectively. The fourth quarter 2000 results include tax recoveries of $15 million representing the impact of tax law and income tax rate changes in the October 2000 Federal budget.

Net expenses were $72 million for the year ended December 31, 2001 compared to $78 million for 2000. Excluding the impact of tax recoveries of $28 million in 2000, net expenses for the year ended December 31, 2001 have decreased by $34 million compared to the same period in 2000. This improvement is primarily due to lower financial and preferred equity charges as a result of using proceeds received from TransCanada's divestiture programs to reduce net debt balances and to redeem preferred shares and securities.

Discontinued Operations

The Board of Directors approved a plan in July 2001 to dispose of the company's Gas Marketing business. The company's exit from Gas Marketing was substantially completed by December 31, 2001. The company recorded a net loss from discontinued operations of $87 million, after tax, in the second quarter of 2001. At December 31, 2001, TransCanada reviewed the provision for loss on discontinued operations related to Gas Marketing and concluded it was appropriate.

TransCanada remains contingently liable pursuant to obligations under certain energy trading contracts that relate to the divested Gas Marketing business. The company has deferred recognition of after-tax gains on sales in the amount of approximately $100 million and has included this in the December 31, 2001 balance sheet provision. The gains will be recognized in income from discontinued operations as the underlying exposures reduce. In accordance with the terms of these contracts and in the normal course of business, the underlying volumes related to the contracts are expected to decrease over time. The contingent liability under these obligations, which could be significant, is contingent on certain future events, the occurrence of which is not determinable, and the amount, if any, is dependent upon future prevailing market prices and conditions. The purchasers of the Gas Marketing business have agreed to indemnify TransCanada in the event the company is called upon to perform under the obligations.

In December 1999, the Board of Directors approved the December Plan to dispose of the company's International, Canadian Midstream and certain other businesses. As a result of actual results and revised estimates, a positive $20 million after-tax adjustment was recorded in the fourth quarter of 2001. The dispositions under the December Plan are substantially complete.

Liquidity and Capital Resources

Funds Generated from Operations

Funds generated from continuing operations for the year ended December 31, 2001 increased by $231 million in comparison to 2000. Funds generated from continuing operations for the fourth quarter 2001 decreased by $179 million, of which $110 million relates to a payment to acquire a 50 per cent interest in the Sundance B PPA.

TransCanada's ability to generate adequate amounts of cash and cash equivalents in the short term and the long term when needed, and to maintain capacity to provide for planned growth remains unchanged since December 31, 2000.

Investing Activities

During 2001, TransCanada acquired the Curtis Palmer Hydroelectric Company, L.P. from International Paper Company for $438 million. Capital expenditures, excluding acquisitions, totalled $492 million in 2001 and relate primarily to maintenance and capacity capital in the Transmission business and construction of new power plants in Alberta. TransCanada realized proceeds of $1,170 million in 2001 from the sale of non-core assets under the company's divestiture plans.

Financing Activities

TransCanada used a portion of its cash resources to fund debt maturities of $793 million and redeem preferred securities of $318 million in 2001.

Dividends

On January 29, 2002, TransCanada's Board of Directors declared a quarterly dividend of $0.25 per share for the quarter ended March 31, 2002 on the outstanding common shares. This is the 153rd consecutive quarterly dividend paid by TransCanada on its common shares, and is payable on April 30, 2002 to shareholders of record at the close of business on March 28, 2002. The Board also declared regular dividends on TransCanada's preferred shares.

Discontinued Operations

Net cash used in discontinued operating activities was $659 million for the year ended December 31, 2001 compared with net cash provided by discontinued operating activities of $853 million for the same period in 2000. The net cash used in 2001 was primarily in the Gas Marketing business and mainly included the return of margin cash received in 2000, the settlement of natural gas trading losses, and other working capital adjustments.

Risk Management

TransCanada's ongoing market risks have decreased since December 31, 2000, primarily as a result of the divestiture of the Gas Marketing business. However, the company has retained certain exposures as a result of the divestiture of the Gas Marketing business. See explanation in Results of Operations – Discontinued Operations. For further information on risks, refer to Management's Discussion and Analysis in TransCanada's 2000 Annual Report.

TransCanada manages market and credit risk exposures in accordance with corporate risk policies and position limits. The policies and limits are designed to mitigate the risk of significant loss. The company's primary market risks result from volatility in commodity prices and interest and foreign currency exchange rates. TransCanada manages the impact of market and credit risk exposure on earnings as well as the impact on the values of assets and liabilities.

Outlook

The outlook for the company's continuing segments remains relatively unchanged since December 31, 2000. For further information on outlook, refer to Management's Discussion and Analysis in TransCanada's 2000 Annual Report.

In 2001, TransCanada's balance sheet continued to strengthen through the realization of $1.17 billion in proceeds from the sale of non-core assets and generated funds from operations of approximately $1.5 billion. The company reduced debt and redeemed preferred securities by approximately $1.1 billion and invested approximately $1.0 billion in its operations. The company's balance sheet at December 31, 2001 provides the financial flexibility for TransCanada to continue to make investments in its core businesses of Transmission and Power.

Other Recent Developments

Transmission

Wholly-Owned Pipelines

Canadian Mainline

In November 2001, the NEB approved TransCanada's 2001 and 2002 Tolls and Tariff Application on its Canadian Mainline system. The settlement resolved all issues other than cost of capital. The NEB also decided that current interim tolls will remain in place until a final decision is made on TransCanada's Fair Return Application concerning cost of capital to be included in the Canadian Mainline tolls for 2001 and 2002. The company is seeking approval of an after-tax weighted average cost of capital (ATWACC) of 7.5 per cent effective January 1, 2001. This compares to the ATWACC of 5.84 per cent based on the 2001 return on equity under the NEB formula. The NEB is scheduled to commence a hearing on this application on February 19, 2002.

North American Pipeline Ventures

Iroquois

In December 2001, the U.S. Federal Energy Regulatory Commission granted a Certificate of Public Necessity and Convenience to the Iroquois Pipeline Operating Company to construct the 230 million cubic feet per day Eastchester Expansion Project into New York City.

Northern Development

A group of leading energy and pipeline companies, including TransCanada and Foothills Pipe Lines Ltd. (which is owned 50 per cent by TransCanada), are developing a proposal and initiating discussions with the Alaska North Slope producers to develop a project that satisfies the needs of both Alaska producers and North American consumers.

Power

In December 2001, TransCanada and Altagas Services Inc. formed a partnership to acquire the remaining rights and obligations of the 706 megawatt Sundance B PPA from Enron Canada Power Corp. for $220 million. TransCanada acquired a 50 per cent interest in the partnership for $110 million. The remaining term of the PPA is approximately 19 years. Sundance A and B are part of the Sundance facility, which is the largest coal-fired electrical generating facility in Western Canada.

In October 2001, TransCanada Power, L.P. completed a new equity offering of 5,660,000 partnership units to a syndicate of underwriters. The offering raised approximately $175 million and reduced TransCanada's ownership interest in TransCanada Power, L.P. from 41.6 per cent to 35.6 per cent.

In late December 2001, full cogeneration operation was achieved at TransCanada's Carseland and Redwater power plants with commercial operation commencing in January 2002. Both Alberta natural gas-fired cogeneration power plants were completed on schedule and within approved spending limits.

Corporate

In November 2001, TransCanada redeemed all of its outstanding US$200 million 8.50% Junior Subordinated Debentures (the 8.50% Debentures), also known as Canadian Originated Preferred Securities. Holders of the 8.50% Debentures received US$25.2125 per US$25.00 of the principal amount, which included accrued and unpaid interest to the redemption date.

Forward-Looking Information

Certain information in this quarterly report is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Income

(millions of dollars except per share amounts)	Three months ended December 31 (unaudited) 2001	2000	Year ended December 31 (unaudited) 2001	2000
Revenues	**1,277**	1,094	**5,249**	4,421
Expenses				
Operating expenses	**534**	376	**2,313**	1,672
Depreciation	**204**	184	**793**	737
Restructuring and other costs	**8**	-	**8**	-
	746	560	**3,114**	2,409
Operating Income	**531**	534	**2,135**	2,012
Other Expenses/(Income)				
Financial charges	**225**	238	**895**	951
Financial charges of joint ventures	**29**	27	**107**	113
Allowance for funds used during construction	**(2)**	(2)	**(5)**	(8)
Interest and other income	**(12)**	(44)	**(72)**	(107)
Gain on sale of assets	**-**	-	**-**	(37)
	240	219	**925**	912
Income from Continuing Operations before Income Taxes	291	315	1,210	1,100
Income Taxes - Current and Future	**109**	107	**473**	371
Net Income from Continuing Operations	**182**	208	**737**	729
Net Income/(Loss) from Discontinued Operations	**20**	(29)	**(67)**	61
Net Income	**202**	179	**670**	790
Preferred Securities Charges	**10**	11	**45**	44
Preferred Share Dividends	**5**	6	**22**	35
Net Income Applicable to Common Shares	**187**	162	**603**	711
Net Income/(Loss) Applicable to Common Shares				
Continuing operations	**167**	191	**670**	650
Discontinued operations	**20**	(29)	**(67)**	61
	187	162	**603**	711
Net Income/(Loss) Per Share - Basic and Diluted				
Continuing operations	**$0.35**	$0.40	**$1.41**	$1.37
Discontinued operations	**0.05**	(0.06)	**(0.14)**	0.13
	$0.40	$0.34	**$1.27**	$1.50
Average Shares Outstanding (millions)	**476.5**	474.8	**475.8**	474.6

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Cash Flows

(millions of dollars)	Three months ended December 31 (unaudited) 2001	2000	Year ended December 31 (unaudited) 2001	2000
Cash Generated From Operations				
Net income from continuing operations	182	208	737	729
Depreciation	204	184	793	737
Change in net unrealized position on energy trading contracts	5	(29)	26	(37)
Future income taxes	9	63	120	91
Gain on sale of assets	-	-	-	(37)
Power purchase arrangement payment	(110)	-	(110)	(212)
Other	(39)	4	(52)	12
Funds generated from continuing operations	251	430	1,514	1,283
Decrease/(increase) in operating working capital	99	(295)	170	(416)
Net cash provided by continuing operating activities	350	135	1,684	867
Net cash provided by/(used in) discontinued operating activities	4	371	(659)	853
	354	506	1,025	1,720
Investing Activities				
Capital expenditures	(174)	(276)	(492)	(812)
Acquisitions, net of cash acquired	-	(43)	(475)	(111)
Disposition of assets	216	991	1,170	2,233
Deferred amounts and other	(7)	(22)	30	(31)
Net cash provided by investing activities	35	650	233	1,279
Financing Activities				
Dividends and preferred securities charges	(138)	(131)	(517)	(536)
Notes payable issued/(repaid), net	336	(151)	186	(25)
Reduction of long-term debt	(164)	(414)	(793)	(2,139)
Non-recourse debt of joint ventures issued	5	21	23	404
Reduction of non-recourse debt of joint ventures	(85)	(35)	(132)	(282)
Partnership units of joint ventures issued	59	-	59	-
Preferred securities redeemed	(318)	-	(318)	-
Preferred shares redeemed	-	(300)	-	(328)
Common shares issued	5	5	24	5
Net cash used in financing activities	(300)	(1,005)	(1,468)	(2,901)
Increase/(Decrease) in Cash and Short-Term Investments	89	151	(210)	98
Cash and Short-Term Investments				
Beginning of period	210	358	509	411
Cash and Short-Term Investments				
End of period	299	509	299	509

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Balance Sheet

December 31 (millions of dollars)	2001 (unaudited)	2000
ASSETS		
Current Assets		
Cash and short-term investments	299	509
Accounts receivable	551	575
Inventories	169	216
Other	42	28
Unrealized gains on energy trading contracts	152	582
Current assets of discontinued operations	113	3,473
	1,326	5,383
Unrealized Gains on Energy Trading Contracts	365	379
Long-Term Investments	268	235
Plant, Property and Equipment	17,849	17,709
Other Assets	71	70
Future Income Taxes	-	189
Long-Term Assets of Discontinued Operations	212	1,583
	20,091	25,548
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable	343	200
Accounts payable	670	594
Accrued interest	233	264
Current portion of long-term debt	483	612
Current portion of non-recourse debt of joint ventures	44	29
Provision for loss on discontinued operations	264	128
Unrealized losses on energy trading contracts	72	542
Current liabilities of discontinued operations	116	3,882
	2,225	6,251
Unrealized Losses on Energy Trading Contracts	112	170
Deferred Amounts	326	331
Long-Term Debt	9,347	9,928
Future Income Taxes	47	-
Non-Recourse Debt of Joint Ventures	1,295	1,296
Junior Subordinated Debentures	237	243
Long-Term Liabilities of Discontinued Operations	9	741
	13,598	18,960
Shareholders' Equity		
Preferred securities	675	969
Preferred shares	389	389
Common shares	4,564	4,540
Contributed surplus	263	263
Retained earnings	589	414
Foreign exchange adjustment	13	13
	6,493	6,588
	20,091	25,548

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Retained Earnings

(millions of dollars)	Year ended December 31 (unaudited) 2001	2000
Balance at beginning of period	**414**	119
Net income	**670**	790
Preferred securities charges	**(45)**	(44)
Preferred share dividends	**(22)**	(35)
Common share dividends	**(428)**	(379)
Accounting changes	**-**	(37)
	589	414

See accompanying Notes to the Consolidated Financial Statements.

Notes to Consolidated Financial Statements
(Unaudited)

1. Significant Accounting Policies

The consolidated financial statements of TransCanada PipeLines Limited (TransCanada or the company) have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in the company's annual financial statements for the year ended December 31, 2000 except as stated below. These consolidated financial statements for the year ended December 31, 2001 do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements included in TransCanada's 2000 Annual Report. Amounts are stated in Canadian dollars unless otherwise indicated. The comparative figures have been restated to reflect the Gas Marketing segment as discontinued operations and certain comparative figures have been reclassified to conform with the current period's presentation.

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgement. In November 2001, the National Energy Board (NEB) approved TransCanada's 2001 and 2002 Tolls and Tariff Application for the Canadian Mainline which resolved all issues other than cost of capital. The NEB also determined that interim tolls will remain in place until a final decision is made on cost of capital. Any adjustments to the interim tolls will be recorded in accordance with the final NEB decision. In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the company's significant accounting policies.

2. Accounting Changes

Earnings per share

Effective January 1, 2001, TransCanada adopted the new standard of the Canadian Institute of Chartered Accountants with respect to earnings per share. This new standard requires a new basis for calculating diluted earnings per share using the treasury stock method instead of the imputed earnings approach to determine the dilutive effects of warrants, options and equivalents. This accounting change was applied retroactively but did not impact previously reported earnings per share.

3. Segmented Information

Three months ended December 31 (unaudited - millions of dollars)	Transmission		Power		Corporate		Total	
	2001	2000	2001	2000	2001	2000	2001	2000
Revenues	990	930	287	164	-	-	1,277	1,094
Operating expenses	(313)	(286)	(213)	(82)	(8)	(8)	(534)	(376)
Depreciation	(191)	(172)	(12)	(12)	(1)	-	(204)	(184)
Restructuring and other costs	-	-	-	-	(8)	-	(8)	-
Operating income/(loss)	486	472	62	70	(17)	(8)	531	534
Financial and preferred equity charges	(212)	(221)	(4)	(3)	(24)	(31)	(240)	(255)
Financial charges of joint ventures	(24)	(26)	(5)	(1)	-	-	(29)	(27)
Other income	5	16	4	(1)	5	31	14	46
Income taxes	(102)	(87)	(21)	(26)	14	6	(109)	(107)
Continuing operations	153	154	36	39	(22)	(2)	167	191
Discontinued operations							20	(29)
Net Income Applicable to Common Shares							187	162

Year ended December 31 (2001 unaudited) (millions of dollars)	Transmission		Power		Corporate		Total	
	2001	2000	2001	2000	2001	2000	2001	2000
Revenues	3,880	3,856	1,369	565	-	-	5,249	4,421
Operating expenses	(1,226)	(1,252)	(1,064)	(389)	(23)	(31)	(2,313)	(1,672)
Depreciation	(753)	(698)	(37)	(35)	(3)	(4)	(793)	(737)
Restructuring and other costs	-	-	-	-	(8)	-	(8)	-
Operating income/(loss)	1,901	1,906	268	141	(34)	(35)	2,135	2,012
Financial and preferred equity charges	(856)	(877)	(15)	(3)	(91)	(150)	(962)	(1,030)
Financial charges of joint ventures	(98)	(101)	(9)	(12)	-	-	(107)	(113)
Other income	30	63	13	35	34	54	77	152
Income taxes	(392)	(368)	(100)	(56)	19	53	(473)	(371)
Continuing operations	585	623	157	105	(72)	(78)	670	650
Discontinued operations							(67)	61
Net Income Applicable to Common Shares							603	711

Total Assets December 31 (millions of dollars)	**2001** (unaudited)	2000
Transmission	**17,269**	17,455
Power	**2,083**	1,954
Corporate	**414**	1,083
Continuing Operations	**19,766**	20,492
Discontinued Operations	**325**	5,056
	20,091	25,548

4. Discontinued Operations

In July 2001, the Board of Directors approved a plan to dispose of the company's Gas Marketing business. The Gas Marketing business provided supply, transportation and asset management services, as well as structured financial products and services, to its customers in Canada and the northern tier of the United States. In the second quarter 2001, the company recorded a net loss of $87 million, after tax, related to Gas Marketing based on management's estimates of proceeds and disposal costs. The company's exit from Gas Marketing was substantially completed at December 31, 2001.

TransCanada remains contingently liable pursuant to obligations under certain energy trading contracts that relate to the divested Gas Marketing business. The company has deferred recognition of after-tax gains on sales in the amount of approximately $100 million and has included this in the December 31, 2001 balance sheet provision. The gains will be recognized in income from discontinued operations as the underlying exposures reduce. The contingent liability under these obligations, which could be significant, is contingent on certain future events, the occurrence of which is not determinable, and the amount, if any, is dependent upon future prevailing market prices and conditions. The purchasers of the Gas Marketing business have agreed to indemnify TransCanada in the event the company is called upon to perform under the obligations.

In December 1999, the Board of Directors approved a plan (December Plan) to dispose of the company's International, Canadian Midstream and certain other businesses. As a result of actual results and revised estimates, a positive $20 million after-tax adjustment was recorded in 2001 (2000 - $200 million). The disposals under the December Plan were substantially completed at December 31, 2001. Capital expenditures attributable to discontinued operations under the December Plan for the year ended December 31, 2001 were $52 million (2000 - $294 million).

The provision for loss on discontinued operations at December 31, 2001 was $264 million (December 31, 2000 - $128 million). This was comprised of $129 million relating to Gas Marketing and $135 million relating to the December Plan.

Realized proceeds from disposals of discontinued operations were approximately $1.2 billion in 2001, compared to the original estimate of approximately $0.9 billion.

Revenues and Net Income/(Loss) from Discontinued Operations

(millions of dollars)	Three months ended December 31 (unaudited) 2001	2000	Year ended December 31 (unaudited) 2001	2000
Revenues from Discontinued Operations				
December Plan	11	86	21	2,827
Gas Marketing	692	4,984	12,874	12,266
	703	5,070	12,895	15,093
Net Income/(Loss) from Discontinued Operations				
Gas Marketing	-	(56)	5	(252)
Income taxes	-	27	(2)	113
Results of operations prior to plan approval	-	(29)	3	(139)
Net Gain/(Loss) from Discontinued Operations				
December Plan (1)	34	-	34	295
Income taxes	(14)	-	(14)	(95)
	20	-	20	200
Gas Marketing (1)	-	-	(139)	-
Income taxes	-	-	49	-
	-	-	(90)	-
	20	(29)	(67)	61

(1) The net loss on disposal for Gas Marketing includes the estimated gains and losses on sale, the results of the discontinued operations between the date of plan approval and the expected dates of disposal, together with direct incremental costs of the disposition, including severance and transaction expenses. The net gains in 2001 and 2000 for the December Plan represent adjustments to the loss provision resulting from transactions completed and revisions to estimates.

Other Financial Information on Discontinued Operations

December 31 (millions of dollars)	2001 (unaudited)	2000
Current Assets		
Accounts receivable	104	1,586
Unrealized gains on energy trading contracts	-	1,752
Other current assets	9	135
	113	3,473
Unrealized Gains on Energy Trading Contracts	-	355
Long-Term Investments	-	535
Plant, Property and Equipment	14	336
Other Non-Current Assets	198	357
	325	5,056
Current Liabilities		
Accounts payable	116	2,083
Unrealized losses on energy trading contracts	-	1,799
	116	3,882
Unrealized Losses on Energy Trading Contracts	-	438
Long-Term and Non-Recourse Debt	-	213
Other Non-Current Liabilities	9	90
	125	4,623
Net Assets of Discontinued Operations	200	433

Supplementary Information

As at December 31, 2001, TransCanada had 476,630,609 issued and outstanding common shares. In addition, there were 14,449,662 outstanding options to purchase common shares, of which 11,376,336 were exercisable as at December 31, 2001.

TransCanada welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at 1-800-361-6522 (Canada and U.S. Mainland) or direct dial David Moneta at (403) 920-7917. The investor fax line is (403) 920-2457.

Media Contact: Glenn Herchak/Kurt Kadatz at (403) 920-7859.

Visit TransCanada's Internet site at: http://www.transcanada.com

TransCanada PipeLines Limited
INTEREST AND ASSET COVERAGES
DECEMBER 31, 2001

The following interest and asset coverages are calculated as at or for the twelve month period ending December 31, 2001:

	December 31, 2001
INTEREST COVERAGE	2.23 times
NET TANGIBLE ASSET COVERAGES per $1,000 principal amount of Long-Term Debt	
- excluding Recorded Future Income Taxes	$1,478
- including Recorded Future Income Taxes	$1,474

TransCanada PipeLines Limited
INTEREST COVERAGE USING U.S. GAAP INFORMATION
DECEMBER 31, 2001

The following interest coverage is calculated as at or
for the twelve month period ending December 31, 2001:

	December 31, 2001
INTEREST COVERAGE	2.17 times

TransCanada PipeLines Limited
Significant Differences Between Canadian and United States GAAP

(a) Net Income in Accordance With U.S. GAAP

(millions of Canadian dollars except per share amounts)

	Year ended December 31	
	2001	2000
Net income from continuing operations as reported in accordance with Canadian GAAP	**737**	729
U.S. GAAP adjustments:		
Preferred securities charges	**(77)**	(78)
Tax impact of preferred securities charges	**32**	34
Unrealized loss on derivatives (SFAS 133)	**(14)**	-
Tax impact of loss on derivatives (SFAS 133)	**6**	-
Gain on early retirement of long-term debt	**-**	(15)
Tax impact on gain on early retirement of long-term debt	**-**	2
Income taxes	**28**	(28)
Income from continuing operations in accordance with U.S. GAAP	**712**	644
Net (loss)/income from discontinued operations in accordance with U.S. GAAP	**(67)**	61
Income before cumulative effect of the application of SFAS 133 in accordance with U.S. GAAP	**645**	705
Cumulative effect of the application of SFAS 133, net of tax	**(2)**	-
Extraordinary item:		
Gain on early retirement of long-term debt, net of tax	**-**	13
Net income for the year in accordance with U.S. GAAP	**643**	718
Basic and diluted net income/(loss) per share in accordance with U.S. GAAP		
Continuing operations	**$1.45**	$1.28
Discontinued operations	**(0.14)**	0.13
Extraordinary item	**-**	0.03
Basic and diluted net income per share in accordance with U.S. GAAP	**$1.31**	$1.44

(b) Comprehensive Income in Accordance with U.S. GAAP

(millions of Canadian dollars)

	Year ended December 31	
	2001	2000
Net income in accordance with U.S. GAAP	**643**	718
Adjustments affecting comprehensive income under U.S. GAAP		
Foreign currency translation adjustment	**-**	(5)
Additional minimum liability for employee future benefits (SFAS 87), net of tax	**(56)**	-
Unrealized loss on derivatives (SFAS 133), net of tax	**(5)**	-
Comprehensive income before cumulative effect of the application of SFAS 133 in accordance with U.S. GAAP	**582**	713
Cumulative effect of the application of SFAS 133, net of tax	**(4)**	-
Comprehensive income in accordance with U.S. GAAP	**578**	713

(c) Condensed Balance Sheet in Accordance with U.S. GAAP

December 31, 2001 (millions of Canadian dollars)

	Amount reported under Canadian GAAP	Adjusted amount to conform with U.S. GAAP (1)
Current assets	1,213	1,053
Current assets of discontinued operations	113	113
Unrealized gains on energy trading contracts	365	365
Long-term investments	268	1,434
Plant, property and equipment	17,849	15,391
Regulatory asset		2,613
Other assets	71	210
Long-term assets of discontinued operations	212	212
	20,091	21,391
Current liabilities	1,845	1,731
Provision for loss on discontinued operations	264	264
Current liabilities of discontinued operations	116	116
Unrealized losses on energy trading contracts	112	112
Deferred amounts	326	437
Long-term debt	9,347	9,512
Non-recourse debt of joint ventures	1,295	
Future income taxes	47	2,555
Junior subordinated debentures	237	
Preferred securities		694
Trust originated preferred securities		218
Long-term liabilities of discontinued operations	9	9
Shareholders' equity	6,493	5,743
	20,091	21,391

(1) Using the equity method of accounting for joint ventures.



KPMG LLP
Chartered Accountants
1200 205 - 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
www.kpmg.ca

Alberta Securities Commission

Dear Sirs

TransCanada PipeLines Limited (the "Company")

We refer to the short form prospectus of the company dated November 30, 2000 ("the Prospectus") relating to the sale and issue of US $750,000,000 Debt Securities (Unsecured) of the Company.

We are the auditors of the Company and under date of January 29, 2001, we reported on the following financial statements incorporated by reference in the Prospectus:

- Consolidated balance sheets as at December 31, 2000 and December 31, 1999; and
- Consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2000.

Also incorporated by reference in the Prospectus are the following unaudited interim financial statements which are being filed concurrently with the securities regulatory authorities:

- Consolidated balance sheet as at December 31, 2001;
- Consolidated statements of income and cash flows for the three-month and twelve-month periods ended December 31, 2001 and 2000; and
- Consolidated statements of retained earnings for the twelve-month periods ended December 31, 2001 and 2000.

We have not audited any financial statements of the Company as at any date or for any period subsequent to December 31, 2000. Although we have performed an audit for the year ended December 31, 2000, the purpose and therefore the scope of the audit was to enable us to express our opinion on the consolidated financial statements as at December 31, 2000 and for the year then ended, but not on the financial statements for any interim period within that year. Therefore, we are unable to and do not express an opinion on the above-mentioned unaudited interim consolidated financial statements or on the financial position, results of operations or cash flows as at any date or for any period subsequent to December 31, 2000.





We have, however, performed a review of the unaudited interim consolidated financial statements of the Company as at December 31, 2001 and for the three-month and twelve-month periods ended December 31, 2001 and 2000. We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditors. Such an interim review consists principally of applying analytical procedures to financial data and making inquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the financial statements. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This letter is provided solely for the purpose of assisting the securities regulatory authority to which it is addressed in discharging its responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly

KPMG LLP

Chartered Accountants

Calgary, Canada
February 6, 2002

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